Exhibit 99.1

Market Announcement November 8, 2023

Nasdaq Shareholders’ Equity Notification

South Perth, Western Australia November 8, 2023 - Advanced Health Intelligence Ltd (ASX/NASDAQ:AHI) (“AHI” or “the Company”) advises that on November 8, 2023 (Perth time), the Company received a deficiency notification letter from the Listing Qualifications Staff of the Nasdaq Stock Market LLC indicating that the Company is not in compliance with the Nasdaq Listing Rule to maintain a minimum of USD$2,500,000 in net shareholders’ equity.

In the Company’s Form 20-F filing for the year ended June 30, 2023 with the SEC in the US, the Company reported net shareholders’ equity of AUD$2,027,882 (approximately USD$1,344,485 using the exchange rate reported by the Reserve Bank of Australia as at June 30, 2023).

In accordance with the Nasdaq Listing Rules, the Company has 45 calendar days from the date of the notification letter to submit a plan of re-compliance to Nasdaq. If this plan is accepted, Nasdaq can grant the Company an extension to the deadline to re-comply to the date that is 180 calendar days from the date of the notification letter.

The notification letter has no effect on the listing or trading of the Company’s securities on Nasdaq at this time, and the Company is currently evaluating its options to resolve this listing deficiency. The Company will provide updates to its shareholders as this matter progresses.

This announcement has been approved by the Chairman and CEO of Advanced Health Intelligence Ltd.

For more information, please visit  www.ahi.tech or contact:

Scott Montgomery Chief Executive Officer Advanced Health Intelligence Ltd E: admin@ahi.tech	Vlado Bosanac Founder/Head of Strategy Advanced Health Intelligence Ltd E: admin@ahi.tech

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech